Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 21, 2022

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, New York 10017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II
Amendment No. 2 to Registration Statement on Form S-4/A Filed December 5, 2022 File No. 333-267393

Ladies and Gentlemen:

On behalf of Legato Merger Corp. II (the “Company”), we hereby respond as follows to the Staff’s comment letter, dated December 19, 2022, relating to the above-referenced Registration Statement on Form S-4/A (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 21, 2022

We are respectfully requesting continued confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. Such request for confidential treatment has been made because of the commercially sensitive nature of certain of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-4/A filed December 5, 2022

Summary of Proxy Statement/Prospectus, page 11

1.	We note your disclosure on page 17 that the Legato II Historical Book Value per Diluted share as of September 30, 2022 is $0.24. Based on the disclosures on the Legato Merger Corp II Balance Sheets on page F-19, it would appear that there was ($9,029,417) in stockholder's deficit and a total of 35,911,000 outstanding shares as of September 30, 2022. As such, it would appear that the Legato II historical book value per share as of September 30, 2022 should be ($0.25) per share. Please revise or advise. Please also ensure such amounts are updated in the rest of the filing accordingly. For example it would appear such amounts should also be revised in your Unaudited Historical Comparative and Pro Forma Combined Per Share Information on page 25 of your filing.

We have revised the disclosure on pages 17 and 25 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Financial Statements, page 51

2.	We note your response to our comment number 4. Please further elaborate how the Company considered the scoping requirements within ASC 718 and how they are applicable to its facts and circumstances. In that regard, please clarify if goods or services are required to be provided and whether the holders must continue to provide service to the combined company after the merger date in order to earn the reward.

After further review of our response to comment number four in the last comment letter, the Company and Southland determined that accounting for the Earnout Shares does not fall under the guidance of ASC 718, as previously communicated, as the shares are not compensation, in the form of a share-based payment transaction, for goods and services provided. No goods or services are being provided to the Company or Southland in exchange for the Earnout Shares.

The Company and Southland have determined that the Earnout Shares are in fact subject to accounting under the guidance in ASC 815-40 as they meet all three criteria under the definition of a derivative in the standard. The Earnout Shares represent contingent consideration paid by the Company to the Southland Members. As described in the footnote previously added on pages 56 and 57 of the Registration Statement, the Earnout Shares were put in place to accurately reflect the value of Southland to the Company. If Southland meets one, or both, of the Adjusted EBITDA targets in 2022 and 2023, the Earnout Shares will be issued as additional consideration based on the increased value of Southland to the Company.

We have updated the pro forma balance sheet on pages 54 and 55 of the Registration Statement and the corresponding notes and summary tables elsewhere within the Registration Statement to reflect the liability recognized by New Southland in the amount of $55.7 million. Additionally, we have added a note on page 59 of the Registration Statement summarizing the methodology used to calculate the $55.7 million liability based on probability of reaching certain specified EBITDA targets and the weighted cost of capital of Southland as of September 30, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 21, 2022

3. Business Combinations, page F-52

3.	We note your response to our comment number 11. In order to better understand the accounting model being applied by the Company, please further clarify and cite the applicable accounting guidance that American Bridge and TZC are relying on related to recognizing the subsequent change in fair value from the original amount of claim that was recognized. Please also clarify the corresponding accounting journal entries on TZC's and American Bridge's books and records given your assertion that after assessing the guidance in ASC 606-10-32-14, no events have occurred that would give rise to adjusting the amount of the claim recognized. In providing your response, please also confirm that the change in fair value that is being recognized by American Bridge and as a result Southland is American Bridge's portion of the claim to be received based on its ownership percentage in TZC.

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II

Securities and Exchange Commission

December 21, 2022

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Gregory Monahan, CEO

CONFIDENTIAL TREATMENT REQUESTED BY
LEGATO MERGER CORP. II